

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Sheuzhen, 518067, The People's Republic of China

      Re: X Financial
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed June 4, 2020
          File No. 001-38652

Dear Mr. Tang:

      We have reviewed your August 31, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Results of Operations
Net Revenues, page 94

1.   We note your response to prior comment 1 and your revised proposed disclosure that loan facilitation service fee under the direct model decreased from RMB 2,957.6 million to RMB 1,986 million in 2019 due to the fact that loans you facilitated in 2019 were funded by more institutional investors through intermediary model and funded through more newly established consolidated trusts administered by unrelated third-party trust companies. Please address the following:

      •   Enhance your proposed disclosure to address the impact of changes in government

policy with regard to allowable investors and loan funding in 2019; and
- Enhance your proposed disclosure to explain why Xiaoying credit loan revenue of more than RMB 1,063 million facilitated through the direct model was forgone for less revenue recognized through the intermediary model and financing income combined, considering also the decline in outstanding loans facilitated from RMB 20,849 at December 31, 2018 to RMB 17,267 at December 31, 2019 as presented on page 52.

Provide us with your enhanced proposed disclosure.

Disaggregation of Revenues, page F-17

2. We note from your response to prior comment 1, that funding sources can directly impact revenues recognized. In future filings, please enhance your disaggregated revenues to disclose revenues by funding source, e.g. individual investors, corporate investors, institutional funding partners. Refer to ASC 606-10-50-5. Provide us with your enhanced proposed disclosure.

Note 2. Summary of Significant Accounting Policies
Loans Receivable from Xioaying Credit Loans and Revolving Loans, page F-25

3. We note your response to prior comment 2 and that loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans represent loans you acquired from unaffiliated third parties who were the initial lenders acting as the intermediary and that while you do not intend to retain these loans, because they do not have an associated credit enhancement provided by qualified institutional partners such as ZhongAn, they are currently not marketable. Please enhance your proposed disclosure to clarify the following:

- When and how you acquired these loans;
- Your basis for concluding that these loans are not prohibited under the Interim Measures;
- That you believe these loans are not marketable to others without credit enhancements;
- The weighted average term of the underlying loans;
- That these loans are not covered under the New ZhongAn Model since you state that for most newly facilitated Xiaoying Card Loans and Xiaoying Revolving Loans your exposure is limited to the contractual guarantee fee; and
- How the acquisition of these loans is reflected in your cash flow statement.

Note 4. Prepaid Expenses and Other Current Assets, page F-35

4. We note your response to prior comment 4. Please address the following:

- You state that with regard to the two loans for which you acquired the earnings rights, that Jiangxi Ruijing has no earning rights and takes no risks related to the underlying loans. Tell us and enhance future filings, who is obligated legally to absorb the credit risk and how it is recognized;

- We note that in 2019 you recognized an impairment loss of RMB 12,538,280 on your long-term investments, presumably related to Jiangxi Ruijing as well as a gain from equity in affiliates, net of tax, of RMB 17,459,899. Tell us and enhance future filings to explain the basis for the impairment despite the current period gain and disclose the amount of your underlying equity in net assets in Jiangxi Ruijing. Refer to ASC 323-10-50-3(a)(3); and

- You state that the loans are secured by pledged shares of the borrower's controlling shareholder and that the corresponding value of cash and securities on balance sheet of that company are much higher than the loan principal. Please disclose the amount of pledged shares, the percentage of pledged shares to related total outstanding shares and the net equity of the company for which you received the pledged shares.

You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance